Gazit-Globe Ltd.

1 HaShalom Road

Tel-Aviv 67892, Israel

July 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jennifer Monick
Accountant

	Re:	Gazit-Globe Ltd. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed April 22, 2015 File No. 001-35378

Dear Ms. Monick:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated July 10, 2015 (the “Comment Letter”), relating to the Annual Report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2014, filed by Gazit-Globe Ltd. (the “Company”) on April 22, 2015. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

Year ended December 31, 2014 compared to year ended December 31, 2013

Taxes on income, page 56

1.	We note your response to prior comment 3. It is unclear how the tax losses of the Company and your subsidiary in 2014 result in a NIS 195 million increase to 2014 tax expense, please advise. Additionally, please clarify to us if the increase in expense results from the reversal of previously overestimated deferred tax assets in prior periods.

The NIS 195 million is not an actual tax expense that is part of the Company’s consolidated income statement. It is simply part of the explanation (as disclosed in Note 25p to our

Ms. Monick

Securities and Exchange Commission

July 16, 2015

consolidated financial statements) for the differences between: (1) the tax calculated using the statutory tax rate and (2) actual tax expense. The Company and one of its subsidiaries had current losses (during 2014) in which no deferred tax asset was provided. In the past there was no deferred tax asset provided for carry forward losses. As there was no deferred tax asset provided for the Company’s and the subsidiary’s losses as of December 31, 2014, there is no impact on the actual tax expense. However, those losses have an impact on the tax calculated using the statutory tax rate, as they decreased the income before taxes on income, which caused the difference discussed above.

As for the increase in the total tax expense from NIS 265 million in 2013 to NIS 405 million in 2014, it results mainly from an increase in current tax expense caused by the sale of properties and a smaller increase in deferred tax expense caused by a net increase in revaluation gains of properties. Please see Note 25n to our consolidated financial statements.

Notes to Consolidated Financial Statements

2.	We note your response to prior comment 5. Please tell us how you have complied with the disclosure requirements of paragraphs 20-22 of IFRS 12, or tell us how you determined it was not necessary to provide this disclosure for the entity you have determined meets the definition of Joint Operations. If you determined this entity is not material, please tell us how you made that determination. If you determined this entity is material, please tell us how you determined it is a Joint Operation. Please refer to IFRS 11.

Section 21(a) of IFRS 12 states that a company needs to disclose certain information for any material joint operation. The Company analyzed the materiality of joint operations at the Group level and specifically for EQY and found that neither of them (both individually and in the aggregate) was material thus requiring disclosure of additional information in accordance with IFRS 12 sections 20-22. As of December 31, 2014, the total assets of the Group’s joint operations accounted for only 3.9% of the consolidated total assets while for the year ended December 31, 2014, the total rental income of the Group’s joint operations accounted for only 4.0% of the consolidated total rental income. On the individual level, obviously, the percentages were even smaller.

Ms. Monick

Securities and Exchange Commission

July 16, 2015

3.	We note your response to prior comment 6. For your Pre-Tax Income Test, please clarify how you derived the numerator and denominator. For your denominator, your response should begin with the line item ‘Income before taxes on income’ from your Consolidated Statements of Income and then include additional adjustments, as applicable. For the numerator, if possible, please reconcile this item to amounts disclosed within your financial statements, and then include additional adjustments, as applicable.

The denominator calculation starts with the ‘Income before taxes on income’ line item from the consolidated statements of income, less the non-controlling interests’ net income, less the non-controlling interests’ tax expense, plus the Company’s share in ATR’s loss before taxes on income.

The numerator calculation starts with the Company’s share in ATR’s net income as disclosed in Note 9b to our consolidated financial statements plus the Company’s share in ATR’s tax expense.

Ms. Monick

Securities and Exchange Commission

July 16, 2015

Below are the calculations for the denominator and the numerator:

	2014	2013		2012
	NIS in Millions
Denominator
Income before taxes on income[1]	1,488	2,450		3,171
Adjustment 1: non-controlling interest net income[1]	(1,010)	(1,258)		(1,512)
Adjustment 2: non-controlling interest tax expense	(157)	(63)		(282)
Adjustment 3: Company’s share in ATR’s loss before taxes on income	63	N/A		N/A

Company’s share of consolidated income before taxes on income	384	1,129		1,377

Numerator
Company’s net share of ATR’s income (loss)[2]	(98)	127		159
Adjustment 1: Company’s share of ATR’s tax expense	35	24		32

Company’s share in ATR’s income before taxes on income (loss)	(63)	151	*	191

Ratio	(16.4%)	13.4	%*	13.9%

*	In preparing our response dated June 26, 2015 to the Comment Letter dated June 16, 2015, there was a typographical error in the presentation of the Company’s share in ATR’s income before taxes on income in 2013 that appeared in our answer to comment 6 in which we presented the figure for Q1 2014 instead of the figure for the year ending December 31, 2013. When we conducted the original “Pre-Tax Income Test” analysis for purposes of the Form 20-F, however, we used the correct figure which is also now presented herein.

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In accordance with your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

[1]	Please refer to our Consolidated Statements of Income.
[2]	Please refer to Note 9b to our consolidated financial statements.

Ms. Monick

Securities and Exchange Commission

July 16, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 20-F; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*            *             *

If you have any questions with respect to the foregoing, please contact me at 972-3-694-8000 or gkotler@gazitgroup.com. Please also cc James Perlin, Esq. at jperlin@gazitgroup.com and Phyllis Korff, Esq. at Phyllis.korff@skadden.com on all future written correspondences.

Very truly yours,

Gazit-Globe Ltd.

By:	/s/ Gil Kotler
Gil Kotler
Senior Executive Vice President and Chief Financial Officer

Cc:	William Demarest
James Perlin, Esq.
Phyllis Korff, Esq.

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